

February 28, 2012

Via E-mail
Berge Abajian
Chief Executive Officer
Bergio International Inc.
12 Daniel Road E.
Fairfield, NJ 07004

> **Re:** **Bergio International Inc.**
> **Registration Statement on Form S-1**
> **Filed February 1, 2012**
> **File No. 333-179283**

Dear Mr. Abajian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please tell us how you determined to register 9,500,000 shares, as opposed to a lesser or greater amount, under the Securities Purchase Agreement.

Prospectus Summary, page 6

Company Overview, page 6

2.   We note your disclosure in the second paragraph that you are entering your 18th year of operations. Yet, in the fifth paragraph you state that you have a limited operating history. Please clarify why you have a limited operating history.

3.   We note your disclosure in the first paragraph on page seven and in the first risk factor on page ten that you currently have sufficient cash to sustain your operation for a period of

approximately one month. However, we note that you have a cash overdraft at September 30, 2011. Please revise or advise.

About this Offering, page 7

4.   Please include a more detailed description of the significant terms of the committed equity facility agreement and registration rights agreement here or elsewhere in the prospectus. The disclosure should include a description of significant covenants, assignment and termination provisions, legal and administrative, due diligence and advance fees payable under the equity facility and fees payable under the registration rights agreement. In addition, please include a discussion of the likelihood that you will never receive the full amount of proceeds available under the equity facility, and if you are not likely to receive the full amount, please include an explanation of why the parties chose the particular dollar amount of the equity line.

5.   We note that your description of the maximum advance amount in the fourth bullet point in the first paragraph differs from the definition in the equity facility agreement. Please revise or advise.

6.   We note that your disclosure in the first paragraph on page 8 that TCA agreed, subject to certain exceptions, to refrain from holding an amount of shares which result in TCA or its affiliates from owning more that 9.99% of your outstanding shares of common stock at any one time. Please disclose the exceptions and the risk that TCA could own a majority of your outstanding shares based on the maximum number of shares issuable under the equity facility.

Summary of the Shares Offered by the Selling Security Holder, page 8

7.   Please show us how to reconcile the number of shares of common stock issued before the offering to the number of shares outstanding at the end of the most recent period presented in your financial statements and the disclosures provided in "Recent Sales of Unregistered Securities" on page II-1.

Risk Factors, page 10

8.   Please add discussions reflecting the following risks, or tell us why you believe they are not appropriate:

   • Your ability to maintain a sufficient number of shares authorized for issuance and the risk that you may need to seek shareholder approval if the number of shares issued under the equity facility exceeds the number of authorized shares; and
   • The risk that you may not be able to issue shares under the equity line if you are unable to maintain your listing on the Over-the-Counter Bulletin Board.

Risk Related to Our Business and Industry, page 10

We maintain a relatively large inventory of our raw materials…, page 12

9.   You disclose that you store significant quantities of raw materials. This disclosure appears to be inconsistent with the disclosure in your financial statements that inventories consist primarily of finished goods. Please revise or advise.

Risk Related to Our Common Stock, page 13

If we are unable to favorably assess the effectiveness of our internal control over financial reporting..., page 15

10.   We note your disclosure that management will be required to provide a report on the effectiveness of your internal control over financial reporting with its first annual report after you have filed an annual report with the SEC for the prior fiscal year, which will be your annual report for the year ended December 31, 2011. However, it appears that you have been subject to the disclosure requirements of Item 308(b) of Regulation S-K since the filing of Form 10-K for fiscal 2008. Also, we note that management concluded that your disclosure controls and procedures were not effective at December 31, 2010 as a result of material internal control weaknesses identified by management based on the evaluation required by Exchange Act Rule 15d-15(c). As such, please revise to disclose that you are subject to the reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, that management concluded that controls were not effective at December 31, 2010 as a result of material control weaknesses identified by management based on the evaluation required by Exchange Act Rule 15d-15(c).

We have not paid dividends in the past and do not expect to pay dividends for the foreseeable future…, page 18

11.   This risk factor appears to be a duplication of the second risk factor on page 15. Please revise or advise.

Selling Security Holders, page 18

Selling Security Holder Pursuant to the Equity Agreement, page 18

12.   It appears that the percent of outstanding shares beneficially owned by TCA after the offering does not reflect the shares to be issued in the offering. Please revise or advise.

Description of Securities to be Registered, page 22

13.   We note that the number of shares issued and outstanding as of January 31, 2012 disclosed in the second paragraph and in footnote (2) at the top of page 45 differs from

the number of shares issued and outstanding disclosed on page eight. Please revise or advise.

Reports to Security Holders, page 26

14.   Please revise to include the correct address for the Securities Exchange Commission's reference room, which is 100 F Street, NE Washington, DC 20549.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Plan of Operation, page 27

15.   We note your disclosure that you currently sell your jewelry to approximately 150 independent jewelry retailers across the United States, which differs from the customer base disclosed under the "Customers" heading on page 25. Please or advise.

Results of Operations for the Year Ended December 31, 2010 and 2009, page 30

Sales, page 30

16.   Please include a narrative discussion of the extent to which the sales increase is attributable to increases in average prices or to increases in volume or to the introduction of new products. In doing so, please tell us your consideration of disclosing sales of raw materials and each of the fashion lines disclosed in the last paragraph on page 23 for each year presented.

Liquidity and Capital Resources, page 32

17.   Please disclose why you believe cash flow from operations and existing capital will be sufficient to sustain current operations given the cash overdraft and history of net losses and negative cash flows from operating activities. In that regard, please discuss your efforts and ability to raise additional debt and/or equity financing required to fund your operations and capital requirements and pay and/or refinance your obligations as they become due over the next twelve months. In doing so, please discuss how the financing available to you from the TCA equity financing facility factors into your ability to sustain operations for the next twelve months. Similarly revise your disclosure on page 36 in regard to the satisfaction of your cash obligations for the next twelve months.

Satisfaction of our cash obligations for the next 12 months, page 35

18.   Please disclose whether or not your major stockholder has committed to advance funds to you, and if your major stockholder has committed to advance funds to you over the next twelve months, please disclose the terms of the commitment.

Transactions with Related Parties, Promoters and Certain Control Persons, page 45

19.   We note your disclosure that there have been no material transactions since the beginning of your last fiscal year between you and any officer, director or any stockholder owning greater than 5% of your outstanding shares, nor any of their immediate family members except as noted below. However, no transactions are disclosed. Please advise or revise to comply with Item 404 of Regulation S-K.

Financial Statements, page F-2

20.   Please update the audited financial statements and related financial information included in the filing in accordance with Rule 8-08 of Regulation S-X.

21.   We note your disclosure on page 38 that you have adopted and granted share-based awards under an incentive stock and award plan. However, it does not appear that you provided the disclosures required by ASC 718 in the notes to your financial statements. Please advise.

Statements of Cash Flows, page F-6

Supplemental Disclosures of Non-Cash Investing and Financing Activities, page F-7

22.   Please tell us how the issuance of common stock for vendor payables in 2009 is reflected in the statements of changes in stockholders' equity (deficit).

Notes to the Financial Statements, page F-8

23.   Please tell us your basis in GAAP for classifying loss on disposal of equipment as non-operating expense given the guidance in ASC 360-10-45-5.

Unaudited Financial Statements, page FF-1

24.   Please disclose the pertinent rights and privileges of the Series A preferred stock, such as dividend and liquidation preferences, participation rights and unusual voting rights.

Recent Sales of Unregistered Securities, page II-1

25.   We note that the number of shares issued to Socius disclosed in the second paragraph on page II-2 differs from the number of shares disclosed in seventh paragraph on page F-22. Please revise or advise.

26.   Please show us how to reconcile the number of shares issued during each of the past three years to the number of shares issued for each year as reported in the statements of changes in stockholder's equity (deficit).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief